United States securities and exchange commission logo





                               November 23, 2022

       Gregory Monahan
       Chief Executive Officer
       LEGATO MERGER CORP. II
       777 Third Avenue, 37th Floor
       New York, New York 10017

                                                        Re: LEGATO MERGER CORP.
II
                                                            Amendment No. 1 to
Registration Statement on Form S-4/A
                                                            Filed October 27,
2022
                                                            File No. 333-267393

       Dear Gregory Monahan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4/A filed October 27, 2022

       General

   1. With a view toward disclosure, please tell us whether anyone or any entity associated with or otherwise involved
in the transaction, is, is controlled by, or has substantial ties with a
                                                        non-U.S. person. If so,
also include risk factor disclosure that addresses how this fact could impact your
ability to complete your initial business combination. For instance, discuss the risk to
investors that you may not be able to complete an initial business combination with a U.S.
target company should the transaction be subject to review by a
                                                        U.S. government entity,
such as the Committee on Foreign Investment in the United
                                                        States (CFIUS), or
ultimately prohibited. Further, disclose that the time necessary for government review of
the transaction or a decision to prohibit the transaction could
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER       CORP. IIMonahan
Comapany 23,
November  NameLEGATO
              2022        MERGER CORP. II
November
Page 2    23, 2022 Page 2
FirstName LastName
         prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Legato II's Directors and Executive Officers Have Financial Interests in the Business
Combination, page 14

2. We note your response to comment 2. Please revise to include the shares of common stock and warrants included as part of the private placement units. Further, please revise to state, if true, that the Legato II Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and that the
         Legato II Insiders can earn a positive rate of return on their investment, even if other
         Legato II shareholders experience a negative rate of return in the combined company following the business combination.
Unaudited Pro Forma Condensed Combined Financial Statements, page 60

3. We note your response to comment 10. Given that the earnout shares are contingent on the projected achievement of the 2022 and 2023 Base Target amounts, it does not appear that such shares should be included in the calculation of Pro Forma EPS given that they are not shares that are issued or to be issued in order to consummate the transaction.
         Please remove the contingent shares from your calculations. Refer to
Article 11-
         02(a)(9)(ii) of Regulation S-X.
4. Notwithstanding our comment above, please expand your disclosures related to the
         Earnout Shares to describe the arrangement(s), the basis for determining the amount of payment(s) or receipt(s), and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why. See Rule 11-02(a)(11)(ii)(A) of
         Regulation S-X. Furthermore, please explain your proposed accounting for such shares.
         In providing your response, please tell us how you considered the guidance in ASC 718 or
         ASC 815-40 in arriving at your accounting determination.
5. We note your response to comment 11. Given that the merger will be accounted for as a reverse recapitalization with Southland as the accounting acquirer, it appears to us that the estimated $0.4 million advisory expenses to be incurred by Legato are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Such costs should also be reflected as a reduction to retained earnings on your pro forma condensed combined balance sheet. See
         Rule 11-02(a)(6)(i)(B) of Regulation S-X. Please revise your pro forma disclosures accordingly.
Background of the Business Combination, page 77

6.       We note your response to comment 13. Please further expand your background
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER       CORP. IIMonahan
Comapany 23,
November  NameLEGATO
              2022        MERGER CORP. II
November
Page 3    23, 2022 Page 3
FirstName LastName
         discussion to provide more detailed disclosure regarding the following:

                Please describe how the parties arrived at $50 million in cash as a component of the merger consideration. In this regard, we note that while your disclosure on page 79 suggests that Southland expressed a preference for a cash component in response to the original offer made by Legato II, no cash component was added until the third iteration of the offer.
                Please explain how and why any material terms of the merger agreement were revised over time. In this regard, we note references to several drafts of the proposed merger agreement and revisions to the definition of adjusted EBITDA and the minimum cash closing condition. However, you do not detail or explain the importance of the merger agreement negotiations. We further note that adjusted
              EBITDA is the basis for the merger earnout consideration.
                Please explain whether or how the claims report impacted the negotiations. In this regard, we note your disclosure on page 80 that Messrs. Monahan, Rosenfeld and
              Pratt considered a review of Southland's existing claims, work-in-progress, backlog and receivables "to be critical in understanding the buiness and potential assets and liabilities associated with these areas."
Discounted Cash Flow Analysis, page 90

7. We note your response to comment 16. Please revise to disclose the basis for the assumption of net debt of $2 million. In this regard, we note that it is unclear how this amount was derived.
Interests of Certain Persons in the Proposed Transaction, page 98

8. We note your response to comment 22. Please revise to include the shares of common stock and warrants included as part of the private placement units. Further, please revise to state, if true, that the Legato II Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and that the
         Legato II Insiders can earn a positive rate of return on their investment, even if other
         Legato II shareholders experience a negative rate of return in the combined company following the business combination.
Sources and Uses, page 99

9. We note your response to comment 24. However, in the assuming maximum redemptions scenario, the "Uses" table suggests that transaction expenses would be zero. Please revise to clarify, as it appears that transaction expenses would be the same regardless of the amount of redemptions.
Contractual Obligations, page 157

10. We note your response to comment 39. Please further revise to include tabular disclosure
 Gregory Monahan
FirstName LastNameGregory
LEGATO MERGER       CORP. IIMonahan
Comapany 23,
November  NameLEGATO
              2022        MERGER CORP. II
November
Page 4    23, 2022 Page 4
FirstName LastName
         of your debt obligations as of June 30, 2022, including interest on long-term debt and long-term debt.
3. Business Combinations, page F-52

11. We note your response to comment 43. Please further clarify the following:

                How much was the original claim amount that was recognized as of September 30,
              2020 that was included in the $95 million investment line item;
and
                Please further describe the subsequent accounting under ASC 606-10-31-14 and how such subsequent accounting for the claim resulted in your Investments line item related to the TZC venture increasing to $105.1 million and $106.4 million as of
              December 31, 2021 and June 30, 2022 respectively. Based on your response it appears that the project was completed in 2020. Furthermore, we note that for your equity method investments including TZC, you are employing the equity method for balance sheets reporting and the proportional consolidation method for statements of operations reporting. Given that it appears that American Bridge recognized losses of
              $16K and $13K for the years ended December 31, 2020 and December 31, 2021 respectively it is not clear how the overall claim amount changed on your
              Investments line item. To the extent there exists a significant underlying basis difference related to the claim amount that is impacting the amounts between the periods please clarify.
7. Remaining Unsatisfied Performance, page F-88

12. We note your response to comment 46. Please also expand your disclosures to provide similar information for the interim period ended June 30, 2022. See ASC 270-10-50-1A.
8. Cost of Estimated Earnings on Uncompleted Contracts, page F-88

13. We note your response to comment 44. Please also expand your disclosures to provide similar information for the interim period ended June 30, 2022. See ASC 270-10-50-1A.
Exhibits

14.      We note your response to comment 47 and your revisions to pages 80 and
81. Please
         further revise pages 80 and 81 to identify Hill International as the claims consultant. We believe the identity of Hill International is material to stockholders' assessment of the recommendation of Legato II's board of directors that stockholders vote in favor of the business combination proposal. We specifically note that Messrs. Sgro, Martin, and
         Rosenfeld, all of whom were directors or executive officers of Legato II at the time its board approved the business combination, serve or have served as members of Hill
         International's board of directors. Finally, we note that your description of the analysis has changed from the prior description as "in-depth claims assessment" and "an updated final version of the claims report was provided to Legato II's management...."
 Gregory Monahan
LEGATO MERGER CORP. II
November 23, 2022
Page 5

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameGregory Monahan
                                                        Division of Corporation
Finance
Comapany NameLEGATO MERGER CORP. II
                                                        Office of Real Estate &
Construction
November 23, 2022 Page 5
cc:       Jeffrey M. Gallant
FirstName LastName